HITHERLANE PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2015

Member's equity, beginning of year	$	261,504
Capital contributions		652,605
Capital withdrawals		-
Net loss		(661,842)
Member's equity, end of year	$	252,267

See accompanying notes to financial statements.